UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-07427 CUSIP NUMBER
(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: For fiscal year ended July 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
Veritas DGC Inc. Full Name of Registrant
N/A Former Name if Applicable
10300 Town Park Drive Address of Principal Executive Office (Street and Number)
Houston, Texas 77072 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

        On September 1, 2004, Veritas DGC Inc. (the "Company") announced that in the process of completing the review of its fourth quarter results, the Company identified on its balance sheet approximately $1.2 million related to the depreciation of certain equipment placed in service more than five years ago which may not have been accounted for properly.

        Due to this issue, management and the Audit Committee commissioned an investigation by the Company's Internal Audit Director with the assistance of UHY-Mann Frankfort Stein & Lipp, the Company's outsourced internal audit service provider, of the Company's balance sheet accounts on a worldwide basis. That review, which is now substantially complete, identified approximately $2.5 million of additional net adjustments necessary to properly account for foreign currency losses, intercompany transfers of equipment and of receivable balances, equipment testing costs and other items. The Company believes that, of the total amount of $3.7 million, including the initial $1.2 million, $3.2 million should have been expensed and $0.5 million should remain on the balance sheet as of July 31, 2004.

        The Company is currently evaluating the proper accounting treatment of the adjustments described above and whether portions of these adjustments should be applied to prior years. Until the Company can confirm the proper accounting treatment of these adjustments and complete its year-end procedures, it will delay releasing complete results for the fourth quarter or for the 2004 fiscal year.

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PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Larry L. Worden (Name)	(832) (Area Code)	351-8534 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has reported revenues for the 2004 fiscal year of $563.9 million compared to $503.0 million for the 2003 fiscal year. If the $3.2 million of income statement adjustments, referred to in Part III, were to be recorded in the fourth quarter of 2004, the Company would expect its earnings per share for the fourth quarter to be approximately $0.02 per share and its loss per share for fiscal 2004 to be approximately $0.04 per share. These amounts would reflect all necessary adjustments known to management at this time but would not take into account the effect of any further adjustments that could occur as a result of completion of the year-end procedures.

Veritas DGC Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 13, 2004	By:	/s/ LARRY L. WORDEN Larry L. Worden Vice President, General Counsel and Secretary

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